SHORT-TERM OPPORTUNITY FUND ILP

December 18, 2008

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:	Behringer Harvard Short-Term Opportunity Fund I LP
Form 10-K for the year ended 12/31/07
Filed on 3/31/2008
File No. 000-51291

Dear Ms. LaMothe:

On behalf of Behringer Harvard Short-Term Opportunity Fund I LP (the “Fund”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Fund’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), as set forth in the Commission’s letter dated December 4, 2008.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  The Fund responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 11 – Real Party Arrangements, pages F-18 - F-20

1.             We have considered your response to our comment.  We continue to believe accounting for the forgiveness of debt by Holdings as a capital transaction would be appropriate.  Please revise your financial statements accordingly.

Response:  Amendment No. 1 to the Fund’s Form 10-K for the year ended December 31, 2007, which will contain the revised financial statements and notes requested by the Commission, as well amendments to Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 reflecting the revised financial statements and notes thereto will be filed in the near future.

2.             Further to our comment, please also file your required Item 4.02 8-K.  The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, your time frame for filing the restated financial statements, and describe how this restatement impacted your conclusion regarding disclosure controls and procedures.

15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
www.behringerharvard.com
Main:	866.655.3650 (toll-free)
Fax:	866.655.3610 (toll-free)

Response:  The required Item 4.02 Form 8-K, which contains the information specified in the Commission’s comment, was filed by the Fund via EDGAR on December 18, 2008.

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By:	Behringer Harvard Advisors II LP
Co-General Partner

	By:	/s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer